Exhibit 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
THE ANDERSONS, INC.

	Nine months ended September 30,
(in thousands, except for ratio)	2018	2017
Computation of earnings
Pretax income (a)	$2,624	$(27,723)
Add:
Interest expense on indebtedness	20,000	17,472
Amortization of debt issue costs	564	1,371
Interest portion of rent expense (b)	5,259	5,728
Distributed income of equity investees	2,149	5,801
Earnings	$30,596	$2,649

Computation of fixed charges
Interest expense on indebtedness	$20,000	$17,472
Amortization of debt issue costs	564	1,371
Interest portion of rent expense (b)	5,259	5,728
Fixed charges	$25,823	$24,571

Ratio of earnings to fixed charges	1.18	0.11

(a) Pretax income as presented is income from continuing operations before adjustment for income or loss from equity investees.
(b) The portion of rent expense on operating leases included in the calculation of the fixed charges ratio above is a reasonable approximation of the interest factor on those agreements.